UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 27 March 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	27 March 2023
WPP PLC ("WPP")

WPP acquires social influencer marketing agency Obviously, expanding tech-powered creator content capabilities

WPP today announced the acquisition of Obviously, a technology-led social influencer marketing agency based in New York, with operations in San Francisco and Paris.

Founded by Mae Karwowski and Maxime Domain in 2014, Obviously's proprietary next-generation tech platform increases campaign efficiency and enables the company to service large-scale complex campaigns for enterprise clients, including Google, Ford, Ulta Beauty and Amazon. Obviously offers a full stack of end-to-end services, including marketing strategy, influencer identification, content creation, campaign management, and robust reporting and analysis. Its team of nearly 100 people will join VMLY&R's network, accelerating the WPP agency's investment in award-winning data and social media work.

Obviously's tech offerings include automating processes; streamlined workflow between influencers, clients and internal teams; and enhancing data to deliver real-time campaign and audience insights. The agency's unique data analytics infrastructure also leverages AI to deliver predictive analysis and assess campaign pricing and benchmarking.

Obviously has prioritised innovation and development in regulated industries such as pharma, healthcare, finance and insurance. These differentiated offerings have helped the agency capture a slice of the rapidly growing U.S. influencer market, estimated to have been worth $5 billion in 2022 (eMarketer).

Mae Karwowski, CEO of Obviously, said: "Obviously's ability to match each client's unique needs while delivering at a global scale has made us a leader in influencer marketing. Our unique approach to creator-led marketing combined with our proprietary technology has resulted in explosive growth. This acquisition is the best of both worlds; we retain our agile and entrepreneurial culture while benefiting from VMLY&R's depth of experience and global scale - resulting in accelerated growth for all. We couldn't be more excited to join the WPP network."

Jon Cook, CEO of VMLY&R, added: "Bringing Obviously into our VMLY&R family is a clear win as clients demand more intelligent data and results in the influencer space. Obviously's tech and data capabilities are highly innovative, and its ability to scale creator content quickly and efficiently, and in every language, makes it instantly prepared to be leveraged globally. I'm elated to start working with Mae, Max and the entire Obviously team. We're excited for what's to come and the many creative opportunities we'll unlock together for our client partners."

Mark Read, CEO of WPP, said: "The creator economy has experienced huge growth in recent years, and it plays a pivotal role in shaping consumer behavior. The Obviously team brings an exceptional range of global influencer marketing capabilities and a world-class technology platform that will further strengthen our offer to clients."

Further information
Alex Davis-Isaac, WPP
+1 646-531-7724
Alex.DavisIsaac@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About VMLY&R
VMLY&R is a global brand and customer experience agency that harnesses creativity, technology, and culture to create connected brands. Named a Leader in the Gartner Magic Quadrant for Global Marketing Agencies for five consecutive years, VMLY&R is made up of more than 13,000 employees worldwide with principal offices in Kansas City, New York, Detroit, London, São Paulo, Shanghai, Singapore and Sydney. The agency is behind award-winning campaigns for blue-chip client partners including Colgate-Palmolive, Danone, Dell, Ford, Intel, New Balance, Pfizer and Wendy's. For more information, visit www.vmlyr.com. VMLY&R is a WPP company (NYSE: WPP).

About Obviously
Obviously is a global leader in social influencer marketing. Powered by our proprietary technology, we are a full-service agency that works with world-class brands and influencers. We set strategy, execute campaigns, and build authentic partnerships in the social space. In 2019, Adweek named Obviously the No.2 Fastest Growing Influencer Agency in the U.S. and the No. 3 Fastest Growing Influencer Agency Worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 27 March 2023	By: ______________________
Balbir Kelly-Bisla
Company Secretary